John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778   Fax: 913.660.9157

john.lively@1940actlawgroup.com

March 23, 2018

Ms. Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

200 Vesey Street 400

New York, New York 10281

Re: Commonwealth International Series Trust (the “Trust”) (File Nos. 811-04665 and 033-06867)

Dear Ms. Hamilton:

You recently provided comments to my colleague relating to the most recent annual shareholder report filing for the series portfolios of the Trust1 filed January 5, 2018, with the Securities and Exchange Commission (the “Filing”). This letter is being submitted to respond to your comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comment. This letter is being submitted in a correspondence filing.

1.	Comment: In regard to the Funds that have a fee waiver in effect, the Staff is of the view that any recapture of a fee waived, or an expense reimbursed should generally occur within the three years of the specific waiver or reimbursement. Please revise the fee table to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response: The Trust respectfully disagrees with this comment. Under the expense limitation agreement for the Funds having such arrangements, FCA Corp, the investment adviser to the Trust (the “Adviser”) has agreed to waive its fees or reimburse the Fund to limit the Fund’s annual operating expenses to the stated expense ratios applicable to the Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be

1.	The series portfolios are: Commonwealth Australia/New Zealand Fund, Africa Fund, Commonwealth Japan Fund, Commonwealth Global Fund, and Commonwealth Real Estate Securities Fund (each a “Fund” and one or more, the “Funds”.

Ms. Hamilton

U.S. Securities and Exchange Commission

March 23, 2018

waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, so that the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser will not be known until the full fiscal year is completed. For example, a Fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed limit. In this situation, despite the Fund initially accruing a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, the determination of whether or not the Adviser may recoup its previously waived fees or Fund expenses cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for reimbursement of its previously waived fees/expenses. Further, the terms of the operating expense limitation agreement provide that such amounts are only eligible for recoupment if they are within three fiscal years of the fiscal year that they are waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

2.	Comment: In the Funds’ prospectus, the primary investment strategy section discloses that certain of the Funds may invest primarily in debt and equity securities. However, the Funds have historically not had high allocations in debt investments. Please explain why this disclosure is appropriate given there are not many debt holdings.

Response: The Trust believes the current disclosures continue to be relevant as the Funds vary from time to time in their allocation to debt and equity. The Trust is of the view that the amounts and percentages of holdings and exposure in any particular asset class, although an important factor, is not, in and of itself, determinative as to whether such investments would be considered a part of a Fund’s principal investment strategies. Rather, the determination is based on how instrumental the type of investment is to the Fund achieving its investment objective and whether routinely making such investments is important in its pursuit of achieving such objective. The investment adviser to the Funds has advised that the ability to invest in debt instruments is a principal investment strategy and it may be more relevant in times where interest rates are higher. Notwithstanding, each year the Trust assesses each Fund’s principal investment strategies to determine if they remain effective – the Trust will continue this assessment.

3.	Comment: Both the Commonwealth Global Fund (the “Global Fund”) and Commonwealth Real Estate Securities Fund (the “Real Estate Fund”) have had exposure in the last fiscal year to derivatives, but there is no mention in the Management Discussion of Fund Performance (the “MDFP”) section in the annual shareholder report of the effect of these types of investments on the performance of these Funds. Please explain why there is no discussion on this topic in the Management Discussion of Fund Performance disclosure.

Ms. Hamilton

U.S. Securities and Exchange Commission

March 23, 2018

Response: The Trust is of the view that the MDFP for each Fund appropriately discussed the factors that had the largest impact on each Fund’s performance during the period. With respect to the Global Fund, the Trust discussed in its disclosure that the options position with respect to Apple, Inc. (i.e., “Apple, Inc. call options”) was among the positions that had the largest positive impact on the Fund’s performance (please refer to Page number 11 of the annual report). With respect to the Real Estate Fund, the Adviser is of the view that there were no positions held during the period involving derivatives that had a significant positive or negative contribution to that Fund’s performance and, accordingly, the MDFP did not discuss any such impact.

4.	Comment: In regard to the Real Estate Fund, this Fund has significant investments in REITs. Please ensure that the Fund discloses its policy on how it estimates return of capital amounts resulting from distributions on underlying REITs on a going-forward basis.

Response: The Real Estate Fund has made certain investments in REITs that pay distributions to their shareholders based upon available funds from operations. Each REIT reports annually the tax character of its distributions. It is quite common for these distributions to exceed the REIT’s taxable earnings and profits resulting in the excess portion of such distributions being designated as a return of capital or long-term capital gain. The Real Estate Fund intends to include the gross distributions from such REITs in its distributions to its shareholders; accordingly, a portion of the distributions paid to the Fund and subsequently distributed to shareholders may be re-characterized based on the prior calendar year’s actual reported return of capital. The final determination of the amount of the Fund’s return of capital distribution for the period will be made after the end of each calendar year. The Trust will ensure that the above disclosure is added to future financial reports.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively